Exhibit 99.1

Gerdau Ameristeel Announces Agreement to Acquire Century Steel

Tampa, FL, February 12th 2008 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that Pacific Coast Steel (PCS), a majority owned Gerdau Ameristeel joint venture, has signed a definitive agreement to acquire all the assets of Century Steel, Inc. (CSI), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for consideration totaling $151.5 million. The transaction, which is subject to customary closing conditions, including regulatory approval, is expected to close before the end of the first quarter.

CSI, headquartered in Las Vegas, Nevada, operates reinforcing and structural steel contracting businesses in Nevada, California, Utah and New Mexico.  With fabrication facilities’ that have an annual capacity in excess of 250,000 tons per year, CSI participates in virtually all segments of the marketplace in the western United States.

“This transaction supports our strategy for continued growth in the downstream business.  Century is a fine company with a long history of success in the fabrication and in-place business.  With proven leadership, superior customer service, and excellent fabrication facilities, they will bring immediate value to our PCS joint venture, as well as the Gerdau Ameristeel mills.” remarked J. Neal McCullohs, Vice President of Commercial and Downstream Operations for Gerdau Ameristeel.

Gerdau Ameristeel also announced that, concurrently with the acquisition of Century, Gerdau Ameristeel will pay approximately $68.0 Million to increase its equity participation in the PCS joint venture to approximately 84%.

Mario Longhi, President and CEO of Gerdau Ameristeel commented:  “Our venture on the west coast has been extremely successful and we are excited about the opportunities Century brings and about our increasing participation in the venture.  As with PCS, we found that CSI has a strong management team with core values consistent with ours.  The transaction is expected to be immediately accretive to our earnings.”

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 61 downstream operations, Gerdau Ameristeel serves customers throughout North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Exchange, and the Toronto Stock Exchange under the symbol GNA.

Investor Relations Contact:

Barbara R. Smith
Vice President  & CFO
813 319 4324
basmith@gerdauameristeel.com

Media Contact:

Steven Hendricks
Corporate Communications
813 319 4858
SThendricks@Gerdauameristeel.com